UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This amendment is filed to (i) extend the Offering Deadline to December 20, 2024; (ii) reduce the Maximum Offering Amount to $618,000; (iii) add an additional video transcript to Exhibit C; (iv) add an updated Deal Page as Exhibit D; and (v) update the **FINANCIAL INFORMATION** section.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

32 Biosciences, Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  June 5, 2023

Physical Address of Issuer:

3333 Green Bay Rd., Suite 210, North Chicago, Illinois 60064

Website of Issuer:

https://32biosciences.com/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of five thousand dollars ($5,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$618,000

Deadline to reach the Target Offering Amount:

December 20, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$3,227	N/A
Cash & Cash Equivalents	$3,277	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$116	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold**	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$3,111	N/A

*The Issuer was formed on June 5, 2023. In May 2024, the Company authorized and completed a share exchange with existing Covira Surgical, Inc. and Gateway Biome, Inc. shareholders to become the 100% owner of those two companies. Those two entities will be consolidated for financial reporting purposes in 2024 and onward. For informational purposes, the reviewed financials of the Issuer, attached as Exhibit A hereto, include unaudited pro forma condensed financial statements of the Issuer and these two subsidiaries as if the acquisition had occurred for the year ended 2023.

**Cost of Sales

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

32 Biosciences, Inc.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $618,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is $300 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 20, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/32biosciences (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page. An updated Deal Page as of the date of this Form C/A is attached as Exhibit D.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>Conversion Upon the First Equity Financing</u>

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $31,250,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $31,250,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of five thousand dollars ($5,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We will need to conduct pre-clinical work and clinical trials to validate our products. The results of our pre-clinical work and our clinical trials may not be successful or provide sufficient information to proceed with the full commercialization of our products.

We will need to conduct pre-clinical work and clinical trials to validate and commercialize our products. Conducting pre-clinical work and clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve our end points or to publish peer reviewed results could also have a significant adverse effect on us. Even if we receive clearance or approval of our products, the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved uses may not be cleared or approved by regulatory authorities, which could limit our potential revenues. Finally, even if we believe that our clinical data are sufficient to support regulatory clearance or approval for our product(s), we may not be able to generate sufficient revenues and our business will be materially adversely affected.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licensed patents, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our licensed patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C/A have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Issuer will require FDA approval and/or clearance and may be subject to some level of FDA oversight. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<center>**BUSINESS**</center>

Description of the Business

32 Biosciences, Inc. is a microbiome-based healthcare company that is developing diagnostic screening tools and prescription therapeutics for the gut microbial organ (gut microbiome). All of the Issuer's products are in the pre-clinical stage. In April 2024, the Issuer formalized 32 Biosciences, Inc. as the parent company to Covira Surgical, Inc. and Gateway Biome, Inc., which are now wholly owned subsidiaries of the Issuer.

The Issuer was formed on June 5, 2023 in Delaware and is headquartered and qualified to conduct business in Illinois. The Issuer is pre-revenue stage.

The Issuer has two wholly-owned subsidiaries: (i) Covira Surgical, Inc., a Delaware company formed on September 17, 2018, which currently holds certain intellectual property focused on surgical infection prevention that is exclusively licensed from the University of Chicago; and (ii) Gateway Biome, Inc., a Delaware company formed on November 7, 2022, which currently holds certain intellectual property focused on IBS diagnosis and management that is exclusively licensed from the University of Chicago.

Business Plan

Dysbiosis contributes to numerous human diseases. Current medicine lacks FDA approved diagnostic tests for Dysbiosis and there are no FDA approved precision therapeutics for treatment. The Issuer is focused on developing (i) a gut microbiome diagnostic tool (GB-0001) to measure the functional heath of the gut microbiome, and (ii) target microbiome therapeutics (CS-0003) to modulate the gut microbiome and reduce the risk of diseases by using a non-antibiotic to suppress bacterial virulence gene expression. All of the Issuer's products are in the pre-clinical stage.

The Issuer plans to continue its focus on research and development, manufacturing, operations and regulatory work. The capital we raise here will empower us to expand our research and development and manufacturing, grow out our infrastructure and continue our regulatory work required to obtain FDA approval and/or clearance.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Gut Microbiome Diagnostic Tool (GB-0001)	Measuring the functional health of the gut microbiomes	Individuals suffering from Irritable Bowel Syndrome
Targeted Microbiome Therapeutics (CS-0003)	Modulating the gut microbiome to reduce the risk of diseases	Individuals with GI surgical site infection (SSI) prophylaxis

Competition

For GB-0001, most competitors are focused on gut composition while we are focused on gut function. These companies include GI-MAP, Zoe, Thorne, Biohm, Gut Zoomer, GIfx, Biomes, GI360, Genetic Analysis, Viome, Day Two, Flore and Ixcela.

For CS-0003, we offer a highly differentiated unique non-antibiotic strategy for reducing the incidence of infection. Competitors include Ferring Pharmaceuticals, Seres Therapeutics, Pfizer, Merck, Polypid, Johnson & Johnson and GSK.

Customer Base

For GB-0001, individuals suffering from Irritable Bowel Syndrome will be the main customers. For CS-0003, the product will be used prophylactically to prevent post-operative surgical site infection (SSI) in individuals undergoing surgery.

Supply Chain

Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/609,291	"Compositions, kits, and methods for assessing microbiome health"	Provisional Patent	December 13, 2023	Pending	USA
9,937,199	"Materials and Methods for Preventing and Treating Anastomotic Leaks"	Patent	March 14, 2013	April 10, 2018	USA
11,571,443 (USA) 3518895EPO (EPO) 201780074195.6 (China)	"Phosporylated tri-block copolymers with anti-microbial products"	Patent	September 29, 2017	February 7, 2023 (USA) May 22, 2024 (EPO) China Pending	USA EPO CHINA
17/049,793	"Materials and Methods of Using an Inhibitor of Plasminogen Activation to Treat Anastomotic Leak"	Patent	April 23, 2019	Pending	USA

The Issuer has exclusive license agreements with the University of Chicago for the use of patents for both GB-0001 and CS-0003. The license agreement for CS-0003 was with Covira Surgical and entered into in 2019. The expiration date will be based on the last to expire of the licensed patents which is expected to be in or after 2033. The license agreement for GB-0001 was entered into with Gateway Biome in March 2024. The expiration date will be based on the last to expire of the licensed patents which is expected to be in or after 2038. Under both exclusive license agreements, the Issuer shall pay the University of Chicago a royalty based on net sales and will pay a minimum royalty of $10,000 per year under each agreement.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Issuer will require FDA approval and be subject to its oversight. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	6%	$37,080
Research & Development (1)	30%	$15,000	35%	$216,300
Operations (2)	25%	$12,500	24%	$148,320
Manufacturing (3)	11%	$5,500	20%	$123,600
Regulatory (4)	10%	$5,000	15%	$92,700
Total	**100%**	**$50,000**	**100%**	**$618,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds for continued research and development of our two products. For GB-0001, proceeds will be used for completing validation and training cohorts. For CS-0003, the proceeds will be used for a pig model and for IND enabling studies.

(2) These proceeds will be used to pay for the Issuer's business operations, including its commercial office lease, employee wages, and legal, accounting, finance and marketing expenses, among other items.

(3) For GB-0001, these proceeds will be used for kit development and production. For CS-0003, the proceeds will be used for developing a manufacturing scale up plan.

(4) For GB-0001, we will use proceeds for a clinical study plan. For CS-0003, the proceeds will be used for preparing and filing an IND application.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Peter Farmakis	Chairman and CEO	CEO and Chairman of 32 Biosciences, Inc. (and Founder and CEO of Covira Surgical, Inc. and Gateway Biome, Inc.), 2018 – Present Responsible for strategy and general CEO responsibilities. CEO and Director of Gateway Biome, Inc., 2023 – 2024 Responsible for strategy and general CEO responsibilities. CEO and Director of Covira Surgical, Inc., 2020 – 2024 Responsible for strategy and general CEO responsibilities.	Northwestern University, Post-MBA General Management Executive Development Program, 2008 Rutgers University, Post-MBA, Biopharma Innovation Executive Education Program, 2018 University of Illinois Chicago, MBA, Marketing and Strategic Management, 2002 University of Illinois Chicago, B.A., Pre-Physical Therapy and Psychology, 1994
John Alverdy, M.D., FACS	Scientific Founder and Director	Scientific Founder and Director of 32 Biosciences, Inc. (and Founder and Chief Medical Officer of Covira Surgical, Inc.), 2018 – Present Responsible for Board oversight and the Issuer's platform and pipeline research. Sara & Harold Lincoln Thompson Professor of Surgery at the University of Chicago Department of Surgery, 1993 – Present Responsible for running a continuously funded NIH-funded laboratory that studies the molecular interactions of bacteria and the intestinal mucosa in order to understand how life-threatening infections arise after trauma and major surgery and during critical illness.	Michael Reese Hospital and Medical Center, Chicago, IL, Residency in Surgery, 1985 University of California, San Francisco, Trauma & Burn Fellowship, 1983 Loyola University, Stritch School of Medicine Chicago, IL, (5th Pathway), 1980 Autonomous University Guadalajara, M.D., 1979

			Marquette University, Wisconsin, B.A., Spanish, 1975
Eugene Chang, M.D., FACP	Scientific Founder and Director	Scientific Founder and Director of 32 Biosciences, Inc. (and Founder and Chief Medical Officer of Gateway Biome, Inc.), 2022 – Present Responsible for Board oversight and Issuer research. Martin Boyer Professor of Medicine, 1996 – Present Committee on Immunology Committee on Microbiology Committee on Molecular Medicine Committee on Molecular Metabolism and Nutrition Responsible for the study of the intestinal microbes and how they interact with the host.	University of Chicago, Gastroenterology Fellowship, 1976 Johns Hopkins University, M.D., 1972
Joseph Pierre, M.D., PhD	Scientific Founder and Director	Scientific Founder and Director of 32 Biosciences, Inc. (and Founder and Chief of Gateway Biome, Inc., 2022 – Present Responsible for Board oversight and Issuer research. Assistant Professor at the University of Wisconsin-Madison, 2021 – Present Responsible for running a lab that employs translational models to study the microbiome and metabolism, including metabolic surgery interventions, clinical nutrition strategies, and host-microbial interactions.	University of Chicago, Post-Doctoral in Gastroenterology, Hepatology and Nutrition, 2017 University of Wisconsin-Madison, PhD, Nutrition Sciences, 2012 University of Wisconsin-Madison, B.S. Natural Sciences-Biology, 2008
Patrick Hennessey, M.D.	EVP, Chief Business and Strategy Officer	EVP, Chief Business and Strategy Officer of 32 Biosciences, Inc. (and Strategy and Business Lead for Covira Surgical, Inc.), 2022 – Present Responsible for business development, corporate strategy, and capital raise. Due Diligence Director for the Keiretsu Forum Midwest, 2022 Responsible for coordinating the due diligence process for companies seeking capital from this angel investor group.	The Johns Hopkins University School of Medicine, Otolaryngology Residency Program, 2013 Georgetown University School of Medicine, M.D., 2007 Carleton College, B.A., Biology with minor in Biochemistry, 2002

Brian Yoor	Director	Director of 32 Biosciences, Inc., 2024 – Present	The University of Toledo, BBA, Accounting, 1991
		Responsible for Board oversight Director at Confluent Medical Technologies, 2023 – Present	
		Chairman of the Audit Committee and responsible for Board oversight.	
		Director at iRhythm Technologies, Inc., 2023 – Present	
		Responsible for Board oversight.	
		Chairman and Operating Partner of Portal Innovations, LLC, 2020 – 2022	
		Responsible for formation of the team, the company's brand identity, the broadening of its network of partners, and its long-term strategy.	
Jaime Contreras	Director	Director of 32 Biosciences, Inc., 2024 – Present	Universidad del Valle de Mexico, MBA, Financial Engineering, 1993
		Responsible for Board oversight.	
		Senior Vice President Global Commercial Operations at Abbott Laboratories (and prior roles), 1992 – 2021	Universidad Autonoma Metropolitana, BA, Industrial Design, 1982
		Responsible for Global Commercial Operations for Core Laboratory Diagnostics.	

Biographical Information

Peter Farmakis: Peter is the CEO and Director of the Issuer. He is an accomplished executive with diversified leadership experiences in the life science industry including biotech/pharmaceuticals, medical devices, and diagnostics/molecular diagnostics. Throughout his career, Peter has held multiple commercial leadership positions with two large industry leading diversified life science organizations, Johnson & Johnson and Abbott Laboratories, and six privately held early-stage/start-up companies including Gateway Biome, Covira Surgical, VitaHEAT Medical, OraPharma, Unimed Pharmaceuticals, and DynaSplint Systems. Peter completed the General Management Executive Development Program from Northwestern University - Kellogg School of Management. He also attained his MBA in Marketing and Strategic Management from the University of Illinois at Chicago, and his BA in Pre-Physical Therapy and Psychology from the University of Illinois at Chicago. Peter's board experience includes Board of Directors for Gateway Biome, Board of Directors for Covira, CEO Leadership on the Ops Team for Smart Health Catalyst, and past Boards of Director roles including VitaHEAT Medical and Health Industry Supply Chain Institute.

John Alverdy, M.D., FACS: Dr. Alverdy is a Scientific Founder and Director of the Issuer. He also was a Founder and Chief Scientific Officer at Covira Surgical, Inc., which was founded in 2018 and is now a subsidiary of the Issuer. He is a nationally and internationally recognized surgeon-scientist whose laboratory focuses on the molecular basis of surgical infections and the gut microbiome. John oversees the Issuer's platform and pipeline research. John's research has received continuous National Institutes of Health (NIH) funding since 1999, and he has mentored many postdoctoral fellows, surgical trainees, and colleagues. John is the Sarah and Harold Lincoln Thompson Professor of Surgery and executive vice-chair, department of surgery, at the University of Chicago. He has served in leadership positions at many national organizations. He is the past-president of the Surgical Infection Society North America.

Dr. Alverdy graduated from medical school at the Autonomous University of Guadalajara, Mexico, and spent one year at Loyola University Chicago Stritch School of Medicine, Maywood, IL, and then completed a surgical residency at Michael Reese Hospital, an affiliate of the University of Chicago at the time. He completed a surgical research fellowship at the University of California-San Francisco (UCSF) under the mentorship of George F. Sheldon, MD, FACS, ACS Past-President.

Eugene Chang, M.D., FACP: Dr. Chang is a Scientific Founder and Director of the Issuer. He is a physician-scientist, whose research has been focused on studies of host-microbe interactions and disease mechanisms of the gut (primarily IBD and metabolic disorders). Eugene runs a lab at the University of Chicago which employs *in vitro*, *ex vivo*, and *in vivo* (experimental and clinical) approaches to define specific mechanisms of action relevant to intestinal epithelial, immune, and metabolic homeostasis. He was an active participant in the NIH Human Microbiome Project and established many of the microbiome core facilities that are being used by investigators in the Biological Science Division (BSD) at the University of Chicago. Numerous studies have been undertaken by BSD investigators through several NIH grants, which involve team science collaborations with colleagues from multi-disciplinary backgrounds. Through these interactions, he has gained administrative and leadership experience, serving as Director for two decades and now as the Co-Director of the P30 Digestive Disease Research Core Center (DDRCC), member of the National Commission on Digestive Diseases, member of the NIDDK Council, Director of the IBD Research Laboratories, past-President of the Gastroenterology Research Group, Chairman of the AGA council, several terms on the governing board of the American Gastroenterological Association, and Director of the University of Chicago Microbiome Medicine Program. Eugene also has an extensive record of successful mentorship over 4 decades as the PI and program director of an NIH training grant (T32) in digestive health and diseases, developer of the Academic Skills Workshop that is now part of the educational portfolio of the American Gastroenterological Association, life-time Master of the Academy of Distinguished Medical Educators at the University of Chicago, and recipient of numerous mentorship and teaching awards. Additionally, Eugene was a Founder and Chief Medical Officer of Gateway Biome, Inc., now a subsidiary of the Issuer, which was formed from discoveries made in his laboratory that led to the creation of a tool to define the states of health and unhealth of the gut microbial organ (gut microbiome).

Joseph Pierre, M.D., PhD: Dr. Pierre is a Scientific Founder and Director of the Issuer. Joseph was a Founder and Chief Scientific Officer of Gateway Biome, Inc., which was founded in 2022, and is now a subsidiary of the Issuer. He is an expert experimental biologist and intestinal physiologist who utilizes murine models of obesity and surgical nutrition to investigate microbial-host interactions and intestinal physiology in metabolism. Joseph runs an independent research program at the University of Wisconsin-Madison which specializes in various microsurgery models, including parenteral and enteral nutrition, bariatric surgery such as sleeve gastrectomy, and bile diversion surgery, with a focus on how gastrointestinal signals and the gut microbiome influence gut homeostasis and peripheral metabolism.

Patrick Hennessey, M.D.: Dr. Hennessey is the EVP, Chief Business and Strategy Officer of the Issuer. Patrick utilizes his understanding of biomedical research and clinical practice (both in academic and private practice settings) to identify, build, and invest in companies that have the potential to significantly impact the prevention and treatment of human disease. Patrick attended Carleton College and the Georgetown University School of Medicine and received his Otolaryngology residency training at The Johns Hopkins University School of Medicine on the clinician-scientist track. He has conducted research at the National Institutes of Health and The Johns Hopkins Hospital, has published numerous articles in peer reviewed journals, and has presented his research at national meetings.

Brian Yoor: Brian is a Director of the Issuer. He is a global financial executive with 30 years of experience in strategy, finance, operations, investor relations, acquisitions and integrations and organizational development. For 5 years, Brian served as the Chief Financial Officer of Abbott, a global leader in healthcare, where he successfully built and led performance culture and transformative change in the areas of capital allocation, enterprise-wide cash flow, and investor relations. Brian's background includes extensive work with the Audit Committee and the entire Board of Directors. During his tenure as CFO, Abbott's market capitalization more than doubled with returns well exceeding the market indices. Brian prides himself on being a teacher, coach and mentor to build outstanding organizations.

Jaime Contreras: Jaime is a Director of the Issuer. He spent almost 30 years at Abbott Laboratories working in various roles prior to his retirement, with his most recent role as the Senior Vice President Global Commercial Operations for Core Laboratory Diagnostics. Jaime has a demonstrated history of working in the health care industry. He is skilled in negotiation, business planning, medical devices and operations. Jaime is a strong business development professional with an MBA focused in Financial Engineering from Universidad del Valle de Mexico.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

In May 2024, the Issuer authorized and completed a share exchange with shareholders of Covira Surgical, Inc. and Gateway Biome, Inc., respectively, to become the 100% owner of those two companies (the "**2024 Transactions**"). In connection with the 2024 Transactions, the Issuer increased its authorized capital stock and adopted the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan. As such, the Issuer's authorized capital stock now consists of 23,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan has 1,500,000 shares of Common Stock authorized for issuance thereunder. As of the date of this Form C/A, 21,968,507 shares of Common Stock are issued and outstanding. The Issuer has 723,710 options to purchase Common Stock issued and outstanding and an additional 776,290 options available for issuance under the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	21,968,507
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.59%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	723,710*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.15%

*Originally issued by Covira Surgical, Inc.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$400,000*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $31,250,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.26%

*Includes the conversion of $100,000 in SAFEs originally issued by Gateway Biome on different terms into these SAFEs and terms.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	SBA EIDL Loan with Covira Surgical, Inc.
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,030 monthly, starting June 2024. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	December 31, 2051

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Peter Farmakis	6,993,212 shares of Common Stock	30.82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2024, the Issuer had an aggregate of approximately $550,000 in cash and cash equivalents, leaving the Issuer with approximately 11 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $2,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

This amendment is filed to (i) extend the Offering Deadline to December 20, 2024; (ii) reduce the Maximum Offering Amount to $618,000; (iii) add an additional video transcript in Exhibit C; (iv) add an updated Deal Page as Exhibit D; and (v) update the **FINANCIAL INFORMATION** section.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$275,000	340,000	Research & Development and General Working Capital	September 16, 2022	Section 4(a)(2)
Common Stock*	$977,516	1,142,215	Research & Development and General Working Capital	September 16, 2022	Reg CF
SAFE (Simple Agreement for Future Equity)	$400,000**	8	Research & Development and General Working Capital	April 17, 2023; March 20, 2024; May 24, 2024 May 29, 2024	Regulation D, Rule 506(b)
Option to Purchase Common Stock	$0	723,710***	N/A	Various dates between 2020 and 2023	Rule 701

*Raised by Covira Surgical, Inc. These shares were exchanged for shares in the Issuer in May 2024.

**Includes the conversion of $100,000 in SAFEs originally issued by Gateway Biome on different terms into these SAFEs and terms.

***Originally issued by Covira Surgical, Inc.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) In 2023, the Issuer received $15,974 from related party companies that are owned by stockholders in the Issuer and are under common control. These funds were for the repayment of current and future Issuer expenses in connection with the Issuer's consolidation of Covira Surgical, Inc. and Gateway Biome, Inc, which occurred during 2024.

(b) In March 2019, Covira Surgical entered into an exclusive license agreement with a research-based university, a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

<center>**LEGAL MATTERS**</center>

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://32biosciences.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

32 Biosciences, Inc.
(Issuer)

By:/s/Peter Farmakis
(Signature)

Peter Farmakis
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Farmakis
(Signature)

Peter Farmakis
(Name)

Chairman
(Title)

October 9, 2024
(Date)

/s/ John Alverdy
(Signature)

John Alverdy
(Name)

Director
(Title)

October 9, 2024
(Date)

/s/ Eugene Chang
_____
(Signature)

Eugene Chang
_____
(Name)

Director
_____
(Title)

October 9, 2024
_____
(Date)

/s/ Joseph Pierre
_____
(Signature)

Joseph Pierre
_____
(Name)

Director
_____
(Title)

October 9, 2024
_____
(Date)

/s/Brian Yoor
_____
(Signature)

Brian Yoor
_____
(Name)

Director
_____
(Title)

October 9, 2024
_____
(Date)

/s/Jaime Contreras
_____
(Signature)

Jaime Contreras
_____
(Name)

Director
_____
(Title)

October 9, 2024
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

32 Biosciences, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Months ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
32 Biosciences, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder deficit, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The accompanying pro forma condensed financial information has not been audited or reviewed by us and no assurance is provided.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 17, 2024
Vincenzo Mongio

32 BIOSCIENCES, INC.
BALANCE SHEET (UNAUDITED)

		December 31, 2023
Assets		
Current Assets:		
Cash and Cash Equivalents	$	3,227
Total Current Assets	$	**3,227**
Total Assets	$	**3,227**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Other Current Liabilities	$	116
Total Current Liabilities	$	**116**
Total Liabilities	$	**116**
Stockholder's Equity (Deficit)		
Retained Earnings	$	3,111
Total Stockholder's Equity (Deficit)	$	**3,111**
Total Liabilities and Stockholder's Equity (Deficit)	$	**3,227**

32 BIOSCIENCES, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

		For the Months Ended **December 31, 2023**
Revenues:		
Revenue	$	-
Total Revenues	$	**-**
Cost of Sales		
Cost of Sales	$	-
Total Cost of Sales	$	**-**
Gross Profit	$	**-**
Operating Expenses:		
Total Operating Expenses	$	**-**
Other (Income) Expense:		
Other Income	$	(3,138)
Interest Expense		27
Total Other (Income) Expense	$	**(3,111)**
Loss from Continuing Operations Before Income Taxes	$	**3,111**
Provision for Income Taxes		-
Net Income	$	**3,111**

4

32 BIOSCIENCES, INC.
STATEMENT OF CASHFLOWS (UNAUDITED)

		For the Months Ended December 31, 2023
OPERATING ACTIVITIES		
Net Income	$	3,111
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Other Current Liabilities		116
Net Cash Flows provided by (used in) Operating Activities	$	**3,227**
INVESTING ACTIVITIES		
Net Cash Flows provided by (used in) Investing Activities	$	**-**
FINANCING ACTIVITIES		
Net Cash Flows provided by (used in) Financing Activities	$	**-**
Net change in cash	$	**3,227**
Cash and Equivalents at the beginning of the year		-
Cash and Equivalents at the end of the year	$	**3,227**

5

32 BIOSCIENCES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT) (UNAUDITED)

FOR THE MONTHS ENDED DECEMBER 31, 2023

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance as of June 5, 2023	-	$ -	$ -	$ -	$ -
Issuance of Shares	10,000,000	-	-	-	-
Net Income	-	-	-	3,111	3,111
Balance on December 31, 2023	**10,000,000**	**$ -**	**$ -**	**$ 3,111**	**$ 3,111**

32 Biosciences, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

32 Biosciences, Inc. ("the Company") was formed in Delaware on June 5, 2023. The Company is a pre-clinical-stage Life Sciences Company developing novel platform technologies focused on harnessing the microbiome to prevent and treat human disease. The Company earns revenue through the commercialization of its intellectual property under exclusive license from a leading Midwest research-based university located in Chicago, Illinois.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is in a Research and Development phase and has yet to commence principal operations. The Company will analyze its performance obligations at a later date for the purposes of revenue recognition.

Other Income – Other income represents payments from related party entities for expenses in connection with the consolidation of those entities into the Company during 2024. Refer to Note 6 for subsequent events.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon   ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United StatesThe Company's income tax expense for the period ended December 31st, 2023 is immaterial.

Subscriptions Payable

Subscription payable represents unvested portion of shares paid for by founders. The Company has entered into several founder's stock purchase agreements for the purpose of securing essential employees and consulting or other service relationships vital to the Company's operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company received $15,974 from related party companies that are owned by shareholders in the Company and are commonly controlled. These funds were for the repayment of current and future expenses in connection with the consolidation of Covira Surgical, Inc. and Gateway Biome, Inc, which occurred during 2024. Refer to Note 6 for subsequent events. The amounts received were netted against expenses incurred and the remaining balance of $3,138 is presented as other income.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2023, 10,000,000 shares were issued and outstanding.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 17, 2024, the date these financial statements were available to be issued. In May of 2024, the Company authorized and completed a share exchange with existing Covira Surgical, Inc. and Gateway Biome, Inc. shareholders to become the 100% owner of those two companies. Those two entities will be consolidated for financial reporting purposes in 2024 and onward.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

**32 Biosciences, Inc** (the "Company")

**UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION**

Year ended December 31, 2023

32 Biosciences, Inc (the Company) completed the acquisition of Covira Surgical, Inc. and Gateway Biome, Inc. in May of 2024, via a share exchange with all existing shareholders of those companies.

The following unaudited pro forma condensed combined financial statements are based on our historical consolidated financial statements and Covira Surgical, Inc. and Gateway Biome, Inc.'s historical financial statements as adjusted to give effect to the Company's acquisition of Covira Surgical, Inc. and Gateway Biome, Inc. had it occurred for the year ended 2023.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with the Company's historical financial statements, which are included in the Company's Form C.

32 BIOSCIENCES, INC.
PRO FORMA BALANCE SHEET (UNAUDITED)

	Year Ended December 31, 2023				
	32 Biosciences	Covira Surgical	Gateway Biome	Pro Forma Adjustments	Consolidated Total
Assets					
Current Assets:					
Cash and Cash Equivalents	$ 3,227	$ 95,971	$ 19,805	$ -	$ 119,003
Other Current Asset	-	1,100	-	-	1,100
Total Current Assets	$ 3,227	$ 97,071	$ 19,805	$ -	$ 120,103
Total Assets	$ 3,227	$ 97,071	$ 19,805	$ -	$ 120,103
Liabilities and Stockholders' Equity (Deficit)					
Liabilities					
Current Liabilities:					
Subscription Payable	$ -	$ 378	$ -	$ -	$ 378
Accrued Expenses	-	7,652	-	-	7,652
Accrued Interest	-	15,002	-	-	15,002
Other Current Liabilities	116	-	-	-	116
Total Current Liabilities	$ 116	$ 23,032	$ -	$ -	$ 23,148
Non-Current Liabilities:					
Long-term Note Payable	$ -	$ 200,000	$ -	$ -	$ 200,000
SAFE	-	-	100,000	-	100,000
Total Non-Current Liabilities	$ -	$ 200,000	$ 100,000	$ -	$ 300,000
Total Liabilities	$ 116	$ 223,032	$ 100,000	$ -	$ 323,148
Stockholders' Equity (Deficit)					
Common Stock	$ -	$ 1,147	$ 900	$ -	$ 2,047
Additional Paid In Capital, Net of Offering Costs	-	1,187,557	-	-	1,187,557
Accumulated Deficit	3,111	(1,314,665)	(81,095)	-	(1,392,649)
Total Stockholders' Equity (Deficit)	$ 3,111	$ (125,961)	$ (80,195)	$ -	$ (203,045)
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,227	$ 97,071	$ 19,805	$ -	$ 120,103

11

32 BIOSCIENCES, INC.
PRO FORMA STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	Year Ended December 31, 2023				
	32 Biosciences	Covira Surgical	Gateway Biome	Pro Forma Adjustments	Consolidated Total
Revenues:					
	$ -	$ -	$ -	$ -	$ -
Total Revenues	$ -	$ -	$ -	$ -	$ -
Cost of Sales					
Cost of Sales	$ -	$ -	$ -	$ -	$ -
Total Cost of Sales	$ -	$ -	$ -	$ -	$ -
Gross Profit	$ -	$ -	$ -	$ -	$ -
Operating Expenses:					
Research and Development	$ -	$ 169,085	$ 61,079	$ -	$ 230,164
Advertising and Marketing	-	57,932	20,000	-	77,932
Management Fees	-	120,000	-	-	120,000
Legal and Professional	-	145,710	-	-	145,710
Payroll Expenses	-	278,729	-	-	278,729
General and Administrative	-	11,523	16	(3,138)	8,401
Total Operating Expenses	$ -	$ 782,979	$ 81,095	$ (3,138)	$ 860,936
Other (Income) Expense:					
Grant Income	$ -	$ (282,875)	$ -	$ -	$ (282,875)
Other Income	(3,138)	(556)	-	3,138	(556)
Interest Expense	27	7,500	-	-	7,527
Total Other (Income) Expense	$ (3,111)	$ (275,931)	$ -	$ 3,138	$ (275,904)
Loss from Continuing Operations Before Income Taxes	$ 3,111	$ (507,048)	$ (81,095)	$ -	$ (585,032)
Provision for Income Taxes	$ -	$ -	$ -	$ -	$ -
Net Loss	$ 3,111	$ (507,048)	$ (81,095)	$ -	$ (585,032)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Covira Surgical, Inc. ("Covira") was formed in Delaware on September 17, 2018. The Company is a pre-clinical stage biotechnology Company developing a novel platform technology focused on surgical infection prevention. The Company earns revenue through the commercialization of its intellectual property under exclusive license from a leading Midwest research-based university located in Chicago, Illinois.

Gateway Biome, Inc, ("Gateway") was formed in Delaware on November 17, 2022. The Company is a pre-clinical stage healthcare Company developing a novel platform technology focused on IBS diagnosis and management. The Company earns revenue through the commercialization of its intellectual property under exclusive license from a leading Midwest research-based university located in Chicago, Illinois.

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The pro forma combined financial statements do not necessarily reflect what the combined company's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Target conform with the Company's accounting policies with additional policies described below.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company is in a Research and Development phase and has yet to commence principal operations. The Company will analyze its performance obligations at a later date for the purposes of revenue recognition.

Grant Income

On December 29, 2022, Covira was awarded a NIH SEED Fund STTR Fast Track grant for an amount up to $299,066 from the Department of Health and Human Service's National Institutes of Health to conduct research during 2023. The grant had three phases. Phase one was for one calendar year January through December of 2023, and Covira requested and received a no cost extension to allow until December 2024 to complete Phase one of the grant. If Phase one milestones are achieved, the grant can be increased up to a total of $2,300,000, as a result of an additional $1,000,000 for each of the two additional phases. The grant is titled, "A novel, non-antibiotic, microbiome-directed agent to prevent post-surgical infection." Phase one was to develop a large animal model (pig model) and gain proof of concept by proving our product CS-0003 could prevent post-surgical infections in this large animal model. The Company received grant proceeds in the amount of $282,875 during 2023.

Accrued Expenses

Accrued expenses consist of research and development costs in the form of Sponsored Research Administration (SRA) fees owed to the research-based university, along with fees incurred for the preparation, filing, prosecution, defense, and maintenance of Licensed Patents and Copyrights.

<u>Advertising Costs</u>

Advertising costs associated with marketing products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Stock-Based Compensation</u>

Covira and Gateway account for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. Covira and Gateway have elected the adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by Covira and Gateway may have an intrinsic value of $0.

Covira and Gateway measure compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of Covira and Gateway's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for Covira and Gateway's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Covira and Gateway follow ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In March of 2019, Covira entered into an exclusive license agreement with a research-based university, a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

15

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Economic Injury Disaster Loan

In response to COVID-19, small business owners, including agricultural businesses, and nonprofit organizations in the U.S. states, Washington D.C., and territories were able to apply for the a COVID-19 Economic Injury Disaster Loan (EIDL). Covira applied and qualified for a 30-year loan of $200,000 with an interest rate of 3.75%.   The loan was originated on December 31, 2021 and matures on December 31, 2051. Payments were deferred for the first 2 years (during which interest accrued), and payments of principal and interest resumed in 2024 to be made over the remaining life of the loan. As of December 31, 2023, there was accrued interest in the amount of $15,002.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$ -
2025	$ -
2026	$ -
2027	$ 299
2028	$ 4,936
Thereafter	$ 194,765

Simple Agreements for Future Equity ("SAFE")

During 2023, Gateway raised operating capital through the issuance of SAFE agreements. Three if the Gateway's shareholders invested a total of $100,000 in SAFEs which had a valuation cap of $7,500,000 and a discount rate of 20%. In the event of an equity financing, the Company will issue to safeholders a number of shares of safe preferred stock equal to the purchase amount divided by the conversion price. An equity financing event is deemed to mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

If there is a liquidity event, the safeholder may receive, at its option, either a cash payment equal to the purchase amount or automatically receive from the Gateway, a number of shares of common stock equal to the purchase amount divided by the liquidity price.

NOTE 6 – EQUITY

Stock Issuances

Covira has authorized 20,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2023, the number of common shares issued and outstanding was 11,469,715. Those shares were issued through various sales of common stock through the years since inception and total cash raised from the sale of common stock was $1,220,818 and costs incurred in connection with these equity offerings were $52,735. As of December 31, 2023.

Gateway has authorized 20,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2023, the number of common shares issued and outstanding was 9,000,000 and these were issued through the sale of common stock.

Stock Options

As of December 31, 2023, there were 790,500 options to purchase shares of common stock for Covira. All options were issued with a strike price of $1 and were deemed to not have intrinsic value. As such, no stock-based compensation is recognized for the issuance of these options. The vesting periods range from a period of three months to 24 months and as of December 31, 2023, 722,500 were outstanding, 570,400 were vested and 175,100 were unvested.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 17, 2024, the date these financial statements were available to be issued.

During 2023, Covira applied for a grant with the State of Illinois and was awarded a matching grant for $50,000 to match the grant awarded to Covira through the Department of Health and Human Services. The Company received $37,5000 from this grant on January 9, 2024. The additional $12,500 will be received if phase one of the grant through the Department of Health and Human Services is achieved.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

32 BIOSCIENCES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], 32 Biosciences, Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $31,250,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the

Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer,

(iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap, divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap, divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f) If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the

Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

32 BIOSCIENCES, INC.

By:
Name: Peter Farmakis
Title: Chief Executive Officer
Address: 3333 Green Bay Rd., Suite 210, North Chicago, IL 60064
Email: pfarmakis@32biosciences.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by 32 Biosciences, Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the SAFE (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of 32 Biosciences, Inc. (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                                 Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

32 Biosciences, Inc.

By:

Name: Peter Farmakis, CEO

Date:

EXHIBIT C

Video Transcripts

EXHIBIT C- Video Transcript #1

My name is Patrick Hennessey, I am a surgeon and the Chief Business and Strategy Officer of 3^2 Bioscience.

We are a preclinical stage healthcare company commercializing two platform technologies developed at the University of Chicago that we believe will become critical tools for the practice of the emerging field of microbiome medicine.

Our mission is to redefine healthcare by harnessing microbiome science to prevent and treat human disease.

The lead indication for our diagnostic tool, GB-0001, is Irritable Bowel Syndrome.

One of the largest barriers to the advancement of Microbiome Medicine has been an inability to quantitively and precisely define what constitutes a "normal" gut microbiome. We believe that we have solved this problem.

GB-0001 is a Mass spectrometry (MS)-based panel of 20 stool metabolites identified from nearly 100,000 known stool metabolic signals using a proprietary supervised Machine Learning model, that is representative of the functional health of the gut microbiome ecosystem – which allows us to understand to the conversation going on between the gut microbiome and the human body.

We have established reference ranges for "normal" microbiome functional health for the Adult US population for each of the 20 metabolites and can generate a composite health score that is representative of overall gut microbiome health. We will use the test to pinpoint imbalances in the gut microbiome for targeted corrective interventions.

The lead indication for our therapeutic platform technology, CS-0003, is Surgical Site infection

CS-0003 is a first in a new class of non-antibiotic anti-infective drug that prevents infection through collaboration with the gut microbiome.

The genesis of this asset was the discovery that gut is an underappreciated reservoir of potential pathogens and that pre-existing dysbiosis is a risk factor for infection that is not considered in current clinical practice.b

Our research has shown that the highly conserved and well characterized PstS-PhoB phosphate sensing pathway, which is a key pathway for bacterial quorum sensing, ALSO mediates bacterial virulence gene expression.

 The concept is that when patients with preexisting dysbiosis, from diet, antibiotics, and other causes, undergo physiologic stress, phosphate shifts occur that can result in decreased gut mucous phosphate levels. This induces potential pathogens to activate virulence genes such as collagenase so that they can compete for this now scarce resource, which enables them to escape the gut and cause infection.

We have leveraged this discovery to develop a drug that promotes the health of the gut microbial ecosystem to help prevent surgical site infection by durably delivering the critical nutrient phosphate to the gut mucous layer, where bacteria feed, to suppress virulence gene expression while simultaneously helping to correcting dysbiosis by promoting the growth of beneficial bacteria AND augmenting the mucous layer to restrict bacterial egress.

Thank you for taking the time to watch this presentation. Please feel to contact me by email if you would like to learn more about what we are building at 3-Squared Biosciences

EXHIBIT C- Video Transcript #2

Video Script

Scene 1: Opening the Story

Visual: A modern animation of a calm, dynamic human silhouette. The camera zooms in, focusing on the gut area, specifically the colon, which transforms into a network of microscopic bacteria and gut microbiota.
Narration (VO):
"There's an unseen problem affecting tens of millions of people every day. An imbalance in the gut microbiome, known as Dysbiosis, has been linked to the development of some of the world's most serious diseases including Obesity, Heart Attacks, Strokes, Alzheimer's, Parkinson's, and various types of cancer.
On-Screen Text:
"Dysbiosis: An imbalance in the gut microbiome linked to chronic diseases."
Music: Subtle, serious tones that suggest urgency and importance.

Scene 2: The Microbiome - The Sixth Vital Organ

Visual: A transition to a visual of the human body's vital organs (brain, heart, lungs, liver, kidneys), with the gut highlighted and an overlay of microbiome activity. The organs pulse with energy, symbolizing life and functionality.
Narration (VO):
"Many medical professionals now consider the gut microbiome as critical to our health as the brain, heart, lung, kidneys, and liver."
On-Screen Text:
"The Gut Microbiome: The Sixth Vital Organ."
Animation Note: The gut microbiome should appear as a distinct ecosystem, showcasing its complexity. Microbiota moving and interacting with human cells would give the sense of a living, dynamic environment.

Scene 3: The Problem - No Diagnostic Test

Visual: A frustrated patient in a doctor's office describing digestive issues. The doctor offers various ineffective solutions (probiotics, antacids, lifestyle changes) without clear guidance.
Narration (VO):
"Until now, there has been no way to accurately measure the health of this vital system. Doctors can only guess at treatments, and patients are left with little more than trial and error."
On-Screen Text:
"No FDA cleared diagnostic tool exists."

Animation Note: This scene should show the confusion of both doctor and patient, emphasizing the lack of diagnostic clarity.

Scene 4: Introducing 32 Biosciences' Breakthrough

Visual: The screen transitions to a dynamic animation of a scientific lab, with researchers working, data being analyzed, and precision tools measuring gut microbiome health. Show a graphical "Gut Health Score" appearing on a digital device.
Narration (VO):
"32 Biosciences is changing that. With science backed by leading institutions, we are developing the first diagnostic tool to measure the gut microbiome's functional health."
On-Screen Text:
"32 Biosciences: Pioneering Gut Health Diagnostics."
Animation Note: A sleek, data-driven animation shows how the "Gut Health Score" is created from real metabolic signals.

Scene 5: Platform 1 – Precision Diagnostics

Visual: Show the gut microbiome being analyzed on a diagnostic screen. Visualize the 20 metabolites used in the diagnostic process, along with a doctor reviewing the Gut Health Score to create a personalized treatment plan.
Narration (VO):
"Our platform uses 20 proven metabolites to create a personalized Gut Health Score, giving doctors the ability to identify the precise causes of Dysbiosis."
On-Screen Text: Personalized Gut Health Score
Animation Note: This scene should emphasize the science by showing data points and medical charts but in a simple, visually digestible way.

Scene 6: Platform 1 – Precision Diagnostics

Visual: Start with typical fast food spreads (burgers, fries) then processed food (sugary snacks, drinks), then antibiotics. Then shift focus to healthier food, supplements, shakes, prescriptions.
Narration (VO):
"This detailed information allows doctors to develop individualized treatments to improve the functional health of the gut microbiome."
On-Screen Text: Precision Treatments for the Gut Microbiome
Animation Note: This scene should be visceral in the way both the bad foods and good foods are shown..

Scene 7: Platform 1 – Precision Diagnostics

Visual: Show doctor and patient talking more happily this time. They should be looking at something together. Then show the test score graphic again with greatly improved scores.
Narration (VO):
"*By monitoring a patient's score over time, the test will allow doctors and patients to monitor the response to treatment. Our first target indication is Irritable Bowel Syndrome, a condition impacting more than 20 million Americans.*"
On-Screen Text: *"Target: Irritable Bowel Syndrome | Market Size: $10.4 Billion"*
Animation Note: Test scores will need to parallel the animation from Scene 4, but with improved results.

Scene 8: Platform 2 – Microbiome-Based Interventions

Visual: Transition to a hospital scene. A patient mixes a powder into a glass of water and drinks it. A cutaway shows the powder interacting positively with the gut, blocking harmful bacteria and promoting healthy bacteria growth.
Narration (VO):
"*We are also developing microbiome-based interventions that are intended to prevent infections by collaborating with the gut microbiome. This groundbreaking therapy could prevent hundreds of thousands of surgical site infections.*"
On-Screen Text:
"CS-0003: Targeting Surgical Site Infections | Market Size: $9.0 Billion"
Animation Note: This scene should show the microbiome interacting with the body in a protective manner. The animation can transition from the patient's external actions (drinking the powder) to a microscopic view of the gut.

Scene 9: The Future – Changing Medicine Forever

Visual: The camera zooms out from the individual patient to show a global, interconnected world of doctors, patients, and researchers benefiting from 32 Biosciences' discoveries. Illustrations of neurodegenerative diseases, cardiovascular diseases, and more appear as future targets.
Narration (VO):
"*And this is only the beginning. From Sepsis to Chemotherapy toxicity, 32 Biosciences believes its technologies will change how doctors prevent and treat disease, harnessing the power of gut microbiome science.*"

On-Screen Text:
"Future Applications: Sepsis, Wound Care, Colon Cancer, and More."
Animation Note: This final animation sequence should be inspiring, with visuals of global impact, medical breakthroughs, and advancements in health care.

Scene 10: The Market Opportunity

Visual: A dynamic financial chart shows the projected growth of 32 Biosciences' diagnostics and therapies. The screen transitions to a comparison of the current microbiome market opportunity, reaching into the multi-billion-dollar range.
Narration (VO):
"With a potential market opportunity of $19.4 billion from the lead indications alone, 32 Biosciences is positioned to become a leader in the next generation of precision medicine."
On-Screen Text:
"$19.4 Billion Market Opportunity"
Animation Note: The financial chart should be sleek and professional, appealing to investors and visually emphasizing the massive growth potential.

Scene 11: Team & Closing

Visual: A series of professional shots of the executive team and scientific founders, with animations of research and innovation continuing in the background.
Narration (VO):
"Led by a world-class team of scientific innovators and experienced leaders, 32 Biosciences is ready to change the future of medicine, one patient at a time."
On-Screen Text:
"32 Biosciences: Transforming Gut Health. Transforming Medicine."
Music: Inspirational, upbeat tones to end the video on an optimistic note.
Call-to-Action:
"Contact Us to Learn More About This Groundbreaking Opportunity."

EXHIBIT D

Updated Deal Page



Republic

Company Name 32 Biosciences

Logo



Headline Diversified life science company focused on Gut Microbiome medicine

Slides



32BIO SCIENCES
Revolutionizing Healthcare:
Harnessing Microbiome Science
to Prevent and Treat Disease

Tags AI & Machine Learning, B2C, Pharmaceuticals & Medicine, B2B, Healthtech, Biotechnology, Companies

Summary

- Innovative Science: 2 Platform Technologies from The University of Chicago
- Experienced Leadership and Strong Team: Former J&J and Abbott Executives
- Three Scientific Founders: Gut Microbiome World Experts
- Differentiation and Competitive Advantage: Category Defining Technologies
- Large Market Opportunities: $19.4B Total Available Market and Growing
- Peak Year Sales Projection: $6.8B Platform Technologies Lead Indications
- Strategy: Reduce Risk, Increase Reward, Create Investor Exit Optionality

Opportunity

The gut microbiome is a vital organ that is critical to health



?

We are taking a new approach to medicine by using our field defining research to build clinically useful, validated, precision tools to diagnose and correct Dysbiosis (microbiome imbalance), a central but underappreciated driver of disease.

Problem

Dysbiosis contributes to numerous human diseases with at least $1.5T in US economic burden, yet there are no FDA approved diagnostic tools that can quantitatively and precisely diagnose dysbiosis. There is also no FDA approved drugs that modulate the gut microbiome to prevent human disease.



MEDICINE CURRENTLY LACKS VALIDATED, CLINICALLY USEFUL TOOLS TO TREAT DYSBIOSIS 2
DIAGNOSTIC CHALLENGE
There are no FDA approved diagnostic tests that provide a validated, clinically useful, standardized definition of gut microbiome health
THERAPEUTIC CHALLENGE
There are no FDA approved precision therapeutics, with well defined mechanisms of action, designed to modulate the gut microbiome to treat or prevent human disease

Solutions

We are building first in class evidence-based solutions to treat & prevent human disease by diagnosing & treating Dybiosis.



GUT MICROBIOME DIAGNOSTIC TOOL
GB-0001
Measuring the functional health of the gut microbiome
DATA
Results from trials & clinical use will fuel future platform expansion
TARGETED MICROBIOME THERAPEUTICS
CS-0003
Modulating the gut microbiome to reduce the risk of diseases

GB-0001 is a mass spectroscopy based panel of 20 stool metabolites, derived from over 100,000 metabolic signals using a proprietary machine learning algorithm. It can quantitatively and precisely assess the **functional health** of the interaction between the gut microbiome and the human body.

We plan for the lead indication for **GB-0001** to be Irritable Bowel Syndrome (IBS). IBS is a diagnosis of exclusion and there are currently no FDA approved tests for the diagnosis or management of IBS, a disease that impacts 10% of Americans. There is a huge market potential, with a large unmet need for evidence-based tools to help the **20.7M** American adults suffering from IBS.





CS-0003

CS-0003 is a non-antibiotic and anti-infective drug that prevents bacterial infection by inhibiting the expression of virulence genes through the well characterized PstS-PhoB pathway by. It is an amphipathic 25kD phosphorylated triblock co-polymer with a lipophilic core that is designed to augment the gut mucous barrier while durably delivering the critical nutrient phosphate to the gut mucous layer where bacteria feed.

This elegant solution to infection was invented after Dr. Alverdy discovered that many if not most surgical site infections (SSIs) that occur today originate from within a patient's own gut microbiome rather than from external contamination. **CS-0003** has been shown to be effective against a wide variety of different strains of antibiotic resistant bacteria in highly clinically relevant animal models and has the potential to drive a paradigm shift in the management of infectious disease.

We currently plan for the lead indication of **CS-0003** to be Surgical Site Infection prophylaxis. SSIs represent an economic burden of billions of dollars in the US and according to the CDC are increasing at 4% per year, largely due to the spread of antimicrobial resistant pathogens.



Product

Our platform technologies have the potential to transform medicine



Solution 1: Gut Microbiome Diagnostic Tool
GB-0001

PROBLEM Irritable bowel syndrome (IBS)

"I believe that the GB tools will transform the field, leading to precision interventions that maintain eubiosis and correct dysbiosis."
- Eugene B. Chang, MD

LEAD INDICATION: IRRITABLE BOWEL SYNDROME (IBS)

Impacts 10% of Americans [3]

Substantial morbidity [4]

Driven by dysbiosis [5]

Market increasing at 9.3% CAGR [6]

No existing IBS diagnostic tests available

GB-0001 is designed to precisely and quantitively measure the functional health of the gut microbiome – we believe we are the first to **define normal.**



DATA COLLECTION
100,000
SIGNALS

MACHINE LEARNING
20
METABOLITES

1
HEALTH SCORE

We used **GB-0001** to treat IBS by guiding nutrition based interventions to restoring a patient's gut microbiome to health, resulting in a dramatic improvement in his symptoms and the ability to eat the foods loved but was previously unable to tolerate...all without the composition of his gut microbiome (as assessed by 16s RNA sequencing) changing.

These data show that our approach to modulating the microbiome to promote human health is effective at treating a human disease... this is only the beginning.

PATIENT HISTORY	Patient was suffering for 10 years from severe GI issues and had a history of an 18-month long course of antibiotics that caused severe dysbiosis				
DIAGNOSIS & MONITORING USING GB-0001		T=0	T=1	T=2	T=3
		Dietary intervention began	Metabolite score began to improve	Patient reported symptoms have improved	Near complete resolution of symptoms
	Untargeted metabolomics				
	GB-0001 Score (< 20 is healthy)	46	40 *	18	5
	Traditional 16s Sequencing	There was no change in 16s sequencing profile during this treatment period, even though the patient's symptoms and GB-0001 score improved			
OUTCOME	Patient's gut microbiome health was restored within **270 days** through continuous monitoring, modifications to medications, and nutritional interventions				

* Although symptoms had not yet improved, the GB-0001 health score at T=1 improved, demonstrating the ability of GB-0001 to verify efficacy of the treatment plan prior to changes in symptoms

Solution 2: Targeted Microbiome Therapeutics

CS-0003


PROBLEM Surgical Site Infection (SSI)
"It is becoming increasingly clear that despite the use of more powerful and broader antibiotics, and the application of greater levels of operating room sterility, SSI rates have not declined. In fact, they are increasing."
– John Alverdy, MD
AMERICAN SURGICAL ASSOCIATION
• FLANCE-KARL AWARD 2018
• MEDALLION OF SCIENTIFIC ACHIEVEMENT 2024
LEAD INDICATION: GI SURGICAL SITE INFECTION (SSI) PROPHYLAXIS
High SSI rates despite adherence to best practices (up to 20% for left colon surgery) [9]
SSI rates are increasing at 4% per year [10]
More than 50% of SSIs are caused by pathogens resistant to the prophylactic antibiotic used for surgery [11]
Antimicrobial resistance is an impending global health emergency [12]

Bacteria don't "want" to harm you. When they cause infection it is because they are seeking out nutrients so they can grow and replicate. We think of bacteria as being perfectly rational economic actors who only will expend "nutrient capital" when there is a need to compete for scarce nutrients.

One of the most critical important nutrients for all life is **Phosphate.**

The physiologic stress of surgery causes phosphate to shift to solid organs and become depleted in the intestinal mucous layer where bacteria feed. This induces bacteria that carry genes to make them more competitive when competing for phosphate (virulence genes) to turn them on, which gives these bacteria the ability to cause an infection.

Rather than trying to kill all potentially bad bacteria — which inevitably results in killing billions of beneficial bacteria as collateral damage — we are taking a new approach to infection control by giving the gut bacteria Phosphate so that they have no incentive to activate virulence genes in the first place.

CS-0003 is essentially a synthetic phospholipid designed to adhere to lipid rafts along the intestinal tract so that it can help prevent SSI and maintain the health of the gut microbial ecosystem. This is made possible by delivering a sustained source of phosphate to the gut microbiome.

We believe that the strategy of preventing infection by supporting the health of bacterial ecosystem will be transformative to the field of infectious disease and will be a critical aspect of combatting the large and growing problem of infections caused by drug resistant bacteria.

We are losing the arms race against antibiotic resistant bacteria and the field is in desperate need of new strategies to combat infection.


Augments the gut mucous barrier.
Shown to suppress virulence gene expression through the PstS-PhoB pathway.[13]
Promotes growth of beneficial bacteria.[13]

Dr. Alverdy has published a large body of literature supporting the efficacy of **CS-0003**. In two particularly impactful studies, **CS-0003** has been shown to suppress bacterial virulence gene expression and prevents up to 100% of SSIs in clinically relevant animal models.


VALIDATION THAT CS-0003 SUPPRESSES VIRULENCE GENE EXPRESSION [14]
COLLAGENOLYTIC ENTEROCOCCUS (CFU/MG)
P = 0.016
P = 0.008
WATER
ABA-PEG20k-Pi20
WATER
ABA-PEG20k-Pi20
LUMEN
TISSUE
CS-0003 PREVENTS INFECTION WITHIN CLINICALLY RELEVANT SMALL ANIMAL MODEL OF SSI [13]
CLINICO-MICROBIAL WOUND INFECTION SCORE (CMWIS)
P < 0.0001
WD+Abx
WD+Abx+Pi-PEG

Traction

Collaboration with leading academic institutions and business partners

Medicine & science

Pitch text





Business

Business Model

Revenue forecast

GB-0001 projected to reach peak annual US sales of $2.2B for the IBS Market by 2040

GB-0001 US Forecast Assumptions			
US Adult (18-64) Population (2024)	207M		• Based on US census[1,2]
Number of US IBS Patients (2024)	20.7M		• Number of patients with IBS in US (10%)
Diagnosis Rate	50%	10.4M	• % of patients with IBS that see their doctor
GB-0001 Launch Date	2026		• 32 management team
GB-0001 Peak Share (2037)*	25%	2.7M	• Based on adoption in both PCP and specialist setting • Conservative assumption of 1 test/yr/patient
Time to peak share for GB-0001	6 years		• Rapid adoption based on market interest and significant commercial investment
Gross Price per test	$500 year 1		• Model assumes industry standard 3.5% price increase each year ($730 in 2037)
US Gross Revenue Peak:	**$2.2B**		

*GB-0001 patient population growth estimate based on source #1

CS-0003 expected to reach peak annual US sales of $1.2B for the GI Surgical Site Infections & $3.4B for SSIs by 2037

	CS-0003 US Forecast Assumptions				
	GI SSI		SSI		Notes
US Pop. (2024)	336M[1]				• Based on US Census
No. of surgeries	7.51M[2]		43.0M[3]		• See footer
Treatment Rate	95%	7.13M	95%	40.9M	• Prophylaxis potential (high treatment rate)
CS-0003 Launch	2028				• 32 management team
CS-0003 Peak Share (2037)*	50%[4]	4.15M	25%[5]	11.8M	• See footer
Time to peak for CS-0003	4 years		3 years		• High unmet need, new technology (Analogs: long acting anesthetics, tissue sealants)
LoE Date	2038 (CS-0003)				• Patent expiry: Method of use
LoE Impact	-80%				
Gross Price per Rx	$210 year 1				• Model assumes industry standard 3.5% price increase each year ($286 in 2037)
GTN	-10%				• IQVIA expertise
US Net Revenue: Peak	**$1.2B**		**$3.4B**		

*CS-0003 patient population in the peak year of forecast horizon

Vision And Strategy

We have a well defined plan to transition from pre-clinical to clinical stage



Solution 1: Gut Microbiome Diagnostic Tool

GB-0001

2024
2025
2026
2027
R & D
Confirmed reference ranges for US adults ($0.25M)
Clinical trials
Launch
REGULATORY
Provisional patent to non-provisional patent
IDE application ($0.1M)
Pre-market approval, 510k, or de novo ($0.25M)
MANUFACTURING
BioTouch/THE DOT box kit for clinical trial ($0.1M)
BioTouch/THE DOT box kit for commercialization ($0.25M)
Reference Lab facilities and Mass Spec equipment ($0.3M-$1.8M)
-POSSIBLE ESTABLISHED INDUSTRY PARTNER COULD ACCELERATE TIMELINE-
Scale up and launch prep (overhead) ($1.5M)
BioTouch/THE DOT box kit for Ongoing maintenance ($0.75M)

Commercial Plan: As we near 2025, we will initiate commercial activities and partnerships. *Budget estimates total $3.5-$5.0M-cost assumptions to be validated in Q2 as we prepare for Series A Round

GB-0001 is on track to reach key regulatory and manufacturing milestones in 2024 with clinical trials and commercial planning to begin in 2025.



Solution 2: Targeted Microbiome Therapeutics
CS-0003
2024
2025
2026
2027
2028
R & D
STTR Fast Track Grant Pig Model ($0.3M)
Pre-clinical Product Testing ($0.8M)
Phase 1 Clinical Trials ($1.6M)
Phase 2a clinical trials ($10.0M)
Phase 2b/3 clinical trials ($27.8M) —POSSIBILITY TO FAST TRACK—
REGULATORY
IND Application ($0.6M)
NDA Application
MANUFACTURING
Produce product and complete scale up ($0.7M)
cGMP Product Production ($0.8M)
Commercial Plan: Towards the end of 2025, we will start work on commercialization plan and partnerships.
*Budget estimates total $4.8M thru Phase 1 + $37.8M thru Phase 2b/3-cost assumptions to be validated in Q2 as we prepare for Series A Round

We believe we are on track for commercial launch by 2028, and we will seek Fast Track designation for **CS-0003** which could accelerate this timeline.

Product pipeline

Our robust and growing pipeline has the potential to create massive shareholder value. We are building the infrastructure to practice Microbiome Medicine.

THERAPEUTIC AREA
INDICATION
POC
DISCOVERY
PRECLINICAL
PHASE I
PHASE II
PHASE III
FBD / IBS
Irritable Bowel Syndrome (IBS)
GB-0001
GMB Functional Health Screening
Adults (ages 18-64)
GB-00XX
Early Childhood Development (ages 0-5)
GB-00XX
Older Adult Longevity (ages 65+)
GB-00XX
Discovery assets POC to be pursued through non-dilutive grant funding
IBD
IBD Patients Management / Biologic Therapy
GB-00XX
Infectious Diseases
GI –Surgical Site Infection (Anastomotic Leak)
CS-0003
Surgical Site Infection
CS-0003
Sepsis
CS-00XX
Wound Site Virulence Suppression
CS-00XX
Each of these assets are the same molecule / formulation for different disease indications.
Discovery work is to be completed using non-dilutive grant funding
Oncology
Colon Cancer Recurrence
CS-00XX
Chemotherapy Related Toxicities and Infections
CS-00XX
Military
Total Body Irradiation
CS-00XX
Army Relevant Pathogens/TD/AMR Colonization
CS-00XX

Macro-environment

Investment in microbiome research has resulted in a large and rapidly growing body of knowledge. This is only the beginning.



INVESTMENT 17,18
$ 215M
HUMAN MICROBIOME PROJECT (2007-2016)
$ 4.4B
NIH MICROBIOME GRANTS SINCE 2019
AI TECHNOLOGY
Machine Learning allows for analysis of data sets that were previously too large and complex to work with
KNOWLEDGE 19
2024
10,301
2016
Conclusion of Human Microbiome Project
2007
43
MICROBIOME-RELATED PEER REVIEWED PUBLICATIONS
PubMed

Grant funding track record

Our scientific founders have received >$90M in NIH funding. We know how to compete for grants and have the track record to prove it.



John Alverdy, MD
Scientific Founder
• Considered a world-renowned expert on SSI.
• Continuously funded lab for 25+ years with over $10M in NIH funding.
• 240+ peer reviewed publications in high impact journals.20
• Vice Chair of Surgery and Vice Chair of Research.
• Sara and Harold Lincoln Thompson Professor, Department of Surgery.
Eugene Chang, MD
Scientific Founder
• Director of the U. Chicago Microbiome Medicine Program.
• Director of U. Chicago Inflammatory Bowel Disease Research Center.
• Continuously funded lab for 25+ years with over $80M in NIH funding.
• 300+ peer reviewed publications in high impact journals.21
• Martin Boyer Professor, Department of Medicine.
Joseph Pierre, PhD
Scientific Founder
• Chair, NIH Microbiome Data Harmonization Program.
• 2022 Rising Star Award - International Liver Transplant Society.
• Recipient of six NIH grants since 2020, including three R01 grants.
• 80+ peer reviewed publications in high impact journals.22
• Editorial Board - Journal of Nutritional Biochemistry.
• Assistant Professor of Nutritional Sciences and Surgery

Our company's robust non-dilutive grant funding strategy is designed to power our discovery pipeline while we use investor capital to commercialize our lead assets.

32 Biosciences received a $2.3M NIH STTR Fast Track Grant in 2023 and have applied for 16 additional grants.

Leadership

A hand-selected group of industry leaders

Scientific founders



John Alverdy, MD

Sarah and Harold Lincoln Thompson Professor of Surgery

Vice Chair of Surgery

World-renowned expert on SSI

Continuously funded lab for 25+ years with over $10M in NIH funding

THE UNIVERSITY OF CHICAGO



Eugene B. Chang, MD

Martin Boyer Professor of Medicine

Director of the U Chicago Microbiome Medicine and Inflammatory Bowel Disease Programs

Continuously funded lab for 25+ years with over $80M in NIH funding

THE UNIVERSITY OF CHICAGO



Joseph F. Pierre, PhD

Assistant Professor of Nutritional Sciences and Surgery

Emerging thought leader in the field of Microbiome Medicine

Chair, NIH Microbiome Data Harmonization Program

Awarded six NIH grants since 2020 including three R01 Grants

WISCONSIN
UNIVERSITY OF WISCONSIN-MADISON

Business leadership team



Peter Farmakis, MBA

CEO, Board Member

Life Science Executive, private/early-stage and large public biotech

J&J 8 years/Abbott 9 years

Executive roles in six startups over 11 years with exits totaling $208M



Brian Yoor

Board Member

30+ years experience in strategy, finance and operations

Former CFO of Abbott Laboratories

Former Chairman and Operating Partner of Portal Innovations

Venture Capital investor



Jaime Contreras, MBA

Board Member

30+ years experience in executive leadership

Former SVP of Core Laboratory Diagnostics and Global Commercial Operations at Abbott Laboratories

Former VP of Europe, Africa, and Middle East Operations at Abbott



Patrick Hennessey, MD

EVP, Chief Business & Strategy Officer

Johns Hopkins trained surgeon - scientist

Science Commercialization Advisor for the Polsky Center at U. Chicago Booth School of Business

Venture Scout for Alumni Ventures

	Peter Farmakis	CEO, Board Member
	Patrick Hennessey	EVP, Chief Business and Strategy Officer
	Dr. John Alverdy	Scientific Founder
Team	Dr. Eugene Chang	Scientific Founder
	Joseph Pierre	Scientific Founder
	Brian Yoor	Board Member
	Jaime Contreras	Board Member

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
When may my Crowd SAFE convert?	Investors using the Crowd SAFE get a financial stake in the company, but are not immediately holders of equity. Investments are converted into equity if certain "trigger events" occur, such as the company's acquisition or IPO.
	In addition to standard Crowd SAFE conversion events, the company in this offering may, in its sole discretion, convert the Crowd SAFE into equity securities prior to a liquidity event or a dissolution event, within the first six (6) months of its issuance. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.



Republic

Company Name 32 Biosciences

Logo 32BIO SCIENCES

Headline Diversified life science company focused on Gut Microbiome medicine





Initial $19.4 Billion opportunity in gut microbiome health
More than 60 million Americans suffer from undiagnosed gut health issues, presenting a $19.4 billion market.
Dysbiosis, a gut imbalance, is linked to numerous chronic diseases like cardiovascular issues, obesity, and diabetes.

Gut microbiome
Recognized as a vital organ
The gut microbiome is now viewed as critical to health, on par with the brain, heart, and lungs. Yet, until now, doctors couldn't measure its health accurately.

32 Biosciences

A breakthrough solution

32 Biosciences is developing the first precision diagnostic test to quantitatively measure functional gut health and assess the outcome of personalized microbiome-based therapies.

Science partnership with:







THE UNIVERSITY OF CHICAGO

THE UNIVERSITY of WISCONSIN MADISON

My Score
Score Tracker
14
Composite Score
14
VeryGood
Energy Production
2
Excellent
Nutrient Digestion & Absorption
23
Average
Brain Health Factors
17
Good
Anti-inflammatory Factors
14
Very Good
Amino Aciv Bioactive Factors
13
Very Good
Learn More

Personalized medicine

Powered by the gut

Doctors can now recommend targeted treatments based on a patient's unique gut microbiome, transforming healthcare and precision medicine by offering tailored solutions.



UNHEALTHY
20
HEALTHY

Two platforms on the path to FDA approval

32 Biosciences is on the path to FDA approval with two groundbreaking solutions: a gut microbiome test and a pharmaceutical therapy, targeting tens of millions of patients with chronic gut issues.

From IBS to sepsis

Tackling critical health conditions

Starting with Irritable Bowel Syndrome (IBS) and expanding to other conditions like surgical site infections and sepsis, 32 Biosciences is addressing life-threatening diseases caused by gut imbalances.



$9 Billion

Major market potential

CS-0003, a microbiome-based therapy for surgical site infections, has shown suppression of up to 100% in clinical models, offering a $9 billion market opportunity.



A new way to prevent infection from antibiotic resistant bacteria


Traditional antibiotics
Killing bad bacteria, but not all
Drug-resistant bacteria unaffected
Killing good bacteria


32 Bioscience's CS-0003
(non-antibiotic)
Strengthening the gut mucus barrier
Preventing activation of bad bacteria
Good bacteria growth

IPO potential and lucrative exit strategies

- IPO: Current plans reflect a potential IPO in 2027
- Acquisition: Microbiome-based companies have been targets for major pharmaceutical companies
- Private Equity: Activity shows increasing investment in early stage biotechs



Planned
IPO 2027

Vision for the future of medicine

identifying and correcting the root causes of neurodegenerative, cardiovascular, metabolic, and gastrointestinal diseases through gut microbiome diagnostics and therapies



offering new hope for **millions**.

Tags   AI & Machine Learning, B2C, Pharmaceuticals & Medicine, B2B, Healthtech, Biotechnology, Companies

Summary

- Developing the first diagnostic test to pinpoint gut microbiome imbalances
- An unhealthy gut microbiome is linked to large number of chronic diseases
- Allows personalized therapy for 60 million Americans with digestive issues
- Therapeutic to prevent surgical site infection without antibiotics
- First two indications alone are a combined $19.4B market opportunity
- Scientific founders with a total of $119M in NIH research grants
- CEO involved with $208M of pharmaceutical startup exits

Problem

Your browser does not support HTML5 video.

Modern medicine has a measurement for almost every critical function in our body - cholesterol, glucose, blood pressure, heart function, lung capacity.

Yet when a patient walks into a doctors office suffering from persistent digestive issues, it's still a guessing game. A patient might be told to take an antacid, handed a stronger prescription version, encouraged to try probiotics, or simply to "change your diet".

The reality is doctors don't have a good way to identify the root cause of the problem, leaving patients frustrated and conditions unresolved.

It's a condition medically known as Dysbiosis, an unhealthy imbalance in the gut microbiome. Tens of millions suffer from it unknowingly.



"We now think of the gut microbiome as another organ in the body, which is just as important as other vital organs."



Dr. Eugene B. Chang
Director of the Microbiome Medicine Program
University of Chicago



Brain

Lungs

Heart

Liver

Kidney

Gut

The gut microbiome: one of the six vital organs

Now, with more than half of Americans suffering from a chronic disease, **recent research shows that Dysbiosis is a critical driver of many of these conditions including neurodegenerative, cardiovascular, metabolic, and gastrointestinal diseases.**

Yet despite the critical role the gut microbiome plays in maintaining our overall health, there is no scientific way to measure its functional health—until now.





32 Biosciences, backed by science partnerships with the University of Chicago and the University of Wisconsin, is engineering proprietary gut health solutions on two levels:

Platform 1: Diagnostic Platform

A precision diagnostic test that will quantitatively score the functional health of the gut microbiome

Platform 2: Microbiome Medicine

Scientifically guided microbiome-based interventions (MBI) to restore the balance in the gut microbiome starting with pharmaceutical therapies

For the first time ever, doctors whose patients come to them with gastrointestinal issues will be able to precisely analyze the actual health of the patient's unique gut microbiome and recommend a personalized treatment.



By accurately assessing the gut microbiome, we are going to fundamentally change what it means to be healthy. Our scientifically proven precision therapies open the door to truly personalized medicine.



Peter Farmakis
CEO

Biotech exec with $208m in startup exits

Both pathways are entering the FDA approval process after development by scientific founders who've received a collective $119 million in funding from the NIH (National Institutes of Health).

 

$119M
in funding

The diagnostic test and the first pharmaceutical treatment open the door to a initial $19.4 billion-dollar market opportunity serving tens of millions of patients.

Solution

Platform 1: Diagnostic Platform



We are developing a first of its kind gut microbiome test that enables doctors to identify precision treatments that correct Dysbiosis



Dr. Eugene Chang | University | $100+M in
Scientific Founder | of Chicago | NIH Funding

32 Biosciences is developing a first of its kind diagnostic platform to assess the functional health of the gut microbiome. They are doing so with incredible scientific precision.

The microbiome test quantitatively measures 20 proven metabolites and provides a standardized reference range for healthy levels of each metabolite. Levels that are too low or too high indicate Dysbiosis, now recognized as a critical factor driving chronic diseases ranging from cardiovascular disease to neurodegenerative disease to diabetes.



Prescription for GB-0001 Test

Prescription for GB-0001 Test

Physicians write a prescription for the GB-0001 test to evaluate the functioning of the patient's gut microbiome.

2

Patient Receives Test Kit

The patient receives the GB-0001 test kit and follows the instructions to provide and send a stool sample for analysis.

3

Metabolite Analysis

The GB-0001 test analyzes the metabolites in the stool sample, providing detailed insights into the patient's microbial health.

creates a composite health score



Unhealthy

Healthy

20

compares results to 20 different reference ranges



and delivers a comprehensive report



My Score

Score Tracker


14
Composite Score
14
VeryGood
Energy Production
2
Excellent
Nutrient Digestion & Absorption
23
Average
Brain Health Factors
17
Good
Anti-inflammatory Factors
14
Very Good
Amino Aciv Bioactive Factors
13
Very Good

The test also returns a total score that doctors and patients can easily follow. From 0-20 is considered healthy. Higher than 20 indicates issues in need of microbiome-based intervention.

Most importantly, the data pinpoints the specific dysfunction of the gut microbiome where targeted, personalized treatment is needed.

32 Biosciences is moving to make GB-0001 the very first FDA cleared diagnostic tool that assesses the gut microbiome.

Microbiome Testing Platform: GB-0001

Target:

Precise identification of Irritable Bowel Syndrome (IBS), a condition suffered by more than 20 million Americans

Patient population:

20M
Americans with IBS

Status:

Ready
for testing and clinical study

Go-to-market timeline:

Q1-Q2 2026

Total market opportunity:

$10.4B

IBS is the first of many indications planned for diagnosis with this type of testing. **Future conditions to address may include neurodegenerative disease, cardiovascular disease, obesity, and diabetes.** In fact, the test will soon be used in a NIH-funded study on Parkinson's and the microbiome.



NEURODEGENERATIVE DISEASES
Parkinson's
Alzheimer's

CARDIOVASCULAR DISEASES
Hypertension
Atherosclerosis

METABOLIC DISEASES
Obesity
Diabetes
NON-Alcoholic Fatty Liver Disease

GASTROINTESTINAL DISEASES
Inflammatory Bowel Disease
Colorectal Cancer

CDC "Health & Econimic Costs of Chronic Diseases"

By quantitatively defining what it means to have a "healthy" gut microbiome, GB-0001 allows physicians to precisely diagnose what is causing an "unhealthy" gut microbiome. It also enables them to recommend personalized treatment plans that reverse Dysbiosis and return a patient's gut microbiome to health.

Traction

Platform 2: Microbiome Medicine



We are developing targeted microbiome interventions that prevent infection without antibiotics



Dr. John Alverdy
Scientific Founder | University of Chicago | $20M+ in NIH Funding

It’s a medical reality. After decades of using (and even overusing) antibiotics, we are losing the fight against antibiotic resistant bacteria. In fact, a recent prominent study showed 59% of bacteria that caused surgical site infections (SSIs) were resistant to the preventive antibiotic administered prior to surgery.

The field is in desperate need of new strategies to combat infection.

Nowhere is the need more apparent than in the 300,000+ SSIs that occur per year, many of which could be prevented through the 32 Biosciences’ first of its kind therapeutic (CS-0003).

Today, most treatments focus solely on killing “bad” bacteria present in the infection. There are two problems with this approach. Good bacteria are often killed and antibiotic resistant bacteria are not affected.



Traditional antibiotics
Killing bad bacteria, but not all
Killing good bacteria
Drug-resistant bacteria unaffected

32 Biosciences is taking an entirely different approach - a three-pronged strategy offering both prevention and treatment by:

- Preventing harmful bacteria from ever being activated
- Promoting the growth of beneficial bacteria
- Strengthening the gut mucous barrier to prevent bacteria from escaping



32 Bioscience's CS-0003
(non-antibiotic)

Strengthening the gut mucus barrier

Preventing activation of bad bacteria

Good bacteria growth

All this is accomplished by the patient mixing an easy to drink powder with water.

Microbiome Medicine: CS-0003

Condition

Surgical site infections (SSI) from GI surgery

Treatment

A tasteless, odorless powder that is poured into water, that the patient drinks three days before and three days after surgery.

Status

Studies show suppression of up to

100% of SSIs

in clinically relevant animal models.

Next step

Phase 1

clinical trials planned for

2026

Total market opportunity:

$9B

for prevention of surgical site infections

Go to market timeline

Commercial launch in

2028

with potential for FDA Fast Track status to accelerate market release by **12-18** months

Further applications are envisioned for life-threatening conditions like sepsis, wound infections, colon cancer recurrence, chemotherapy toxicity, and more.

The 32 Biosciences Solution

We're changing the way medicine prevents and treats human disease

The two microbiome-based interventions discussed today - GB-0001 to measure gut microbiome health and CS-0003 to prevent surgical site infections – are only the beginning of 32 Biosciences' work.

While there are many "solutions" marketed today, ranging from teas to shakes to vitamins to prebiotics or probiotics added to foods, none of them are scientifically validated or FDA regulated.

The 32 Biosciences mission addresses that gap at every level and places the company on the cutting edge of a field with incredibly broad potential, gut microbiome medicine.

The company is working to address a pattern that unfolds in every "advanced" society.

Expanded consumption of highly processed foods, overuse of antibiotics, and exposure to harmful chemicals are primary factors in Dysbiosis. Increasing evidence shows this imbalance in the gut microbiome leads to the type of systemic inflammation now viewed as a major contributor to neurodegenerative, cardiovascular, metabolic, and gastrointestinal disease.

The 32 Biosciences **testing platform** identifies precise problems within the gut microbiome, allowing clinicians to prescribe precise treatments.

Highly targeted treatments aim to prevent life-threatening conditions, starting with surgical site infections and moving on to critical areas like sepsis, wound care, chemotherapy toxicity, and more.

Early work is also underway on the development of science-based nutritional products to restore and maintain gut microbiome health, looking to prevent imbalances and the diseases that can result before they ever arise.

The knowledge gained via testing procedures like GB-0001 can also be used to build a database of gut microbiome health information. The collected data could unlock the mechanisms that enable chronic disease, thus allowing for the development of precision therapeutic and diagnostic candidates that speed the drug development process.

The work of 32 Biosciences holds the potential to change the very way human health is measured as well as the way medicine approaches the prevention and treatment of human disease.

Exit Strategies

Our roadmap includes a potential IPO filing in 2027



The microbiome sector is emerging as a strategic opportunity in healthtech with multiple paths available to biotech companies looking for an exit strategy.

The 32 Biosciences plan currently reflects moving down the first of those paths, an Initial Public Offering, with a filing anticipated in 2027.

Major pharma and biotech firms are also ramping up acquisitions and partnerships of young biotechs with drug discovery platforms and promising drug candidates. Prometheus Biosciences was purchased by Merck for $10.8 billion, providing an estimated 200x return for their earliest investors.

Private equity is also actively investing in scientifically advanced drug development companies, looking to benefit from the potentially groundbreaking therapies these firms produce. Q1 2024 alone saw [$1.9 billion](#) invested across 36 deals from players as large as BlackRock Life Sciences.

Leadership



Peter Farmakis
CEO
Major pharma experience at J&J
and Abbott Laboratories
Startup exits totaling $208M



Dr. John Alverdy
Scientific Founder
Vice Chair of Surgery,
University of Chicago
$10M+ in NIH funding



Dr. Eugene Cheng
Scientific Founder
Director, University of Chicago
Microbiome Medicine
$100M+ in NIH funding



Dr. Joseph Pierre
Scientific Founder
Nutritional Sciences and
Surgery, University of
Wisconsin
Chair, NIH Microbi ome Data
Harmonization Program



Dr. Patrick Hennessey
*EVP, Chief Business
and Strategy Officer*
Science Commercialization
Advisor, University of Chicago
Booth School of Business



Brian Yoor
Board Member
Former CFO, Abbott
Laboratories
Venture Capital Investor



Jaime Contreras
Board Member
30 years executive leadership
Former VP, Abbott Laboratories

Team

	Peter Farmakis	CEO, Board Member
	Patrick Hennessey	EVP, Chief Business and Strategy Officer
	Dr. John Alverdy	Scientific Founder
	Dr. Eugene Chang	Scientific Founder
	Joseph Pierre	Scientific Founder
	Brian Yoor	Board Member
	Jaime Contreras	Board Member

Perks

FAQ

How do I earn a return?
We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.

When may my Crowd SAFE convert?
Investors using the Crowd SAFE get a financial stake in the company, but are not immediately holders of equity. Investments are converted into equity if certain "trigger events" occur, such as the company's acquisition or IPO.

In addition to standard Crowd SAFE conversion events, the company in this offering may, in its sole discretion, convert the Crowd SAFE into equity securities prior to a liquidity event or a dissolution event, within the first six (6) months of its issuance. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.